UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 11-K
___________________

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-13300

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL ONE FINANCIAL CORPORATION
1680 Capital One Drive
McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2022 and 2021

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	12
Signature	30
Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Capital One Financial Corporation Associate Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA
The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2022 (referred to as the “supplemental schedule”), (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2018.
Tysons, Virginia
June 23, 2023

Capital One Financial Corporation Associate Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2022	2021
Assets:
Investments, at fair value	$7,535,518,718	$8,787,813,990
Investments, at contract value	595,204,203	542,647,650
Total investments	8,130,722,921	9,330,461,640
Receivables:
Notes receivable from participants, maturing through 2033, 3.25% - 9.0% interest rates	146,889,737	138,935,267
Other receivables	5,248,424	7,115,086
Total assets	8,282,861,082	9,476,511,993

Liabilities:
Other liabilities	4,961,441	5,354,442
Total liabilities	4,961,441	5,354,442
Net assets available for benefits	$8,277,899,641	$9,471,157,551

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2022	2021
Additions:
Investment income (loss):
Net appreciation (depreciation) of investments	$(1,633,250,158)	$1,389,936,934
Interest and dividends on investments	11,231,549	10,472,170
Net investment income (loss)	(1,622,018,609)	1,400,409,104
Interest income on notes receivable from participants	7,938,358	7,797,511
Contributions:
Employer	412,830,970	355,254,364
Participants	476,298,717	409,719,947
Rollovers	102,258,037	76,433,780
Total contributions	991,387,724	841,408,091
Total additions	(622,692,527)	2,249,614,706
Deductions:
Benefits paid to participants	554,015,616	594,998,005
Administrative expenses	16,549,767	16,247,948
Total deductions	570,565,383	611,245,953
Net increase (decrease) in net assets available for benefits	(1,193,257,910)	1,638,368,753
Net assets available for benefits:
Beginning of year	9,471,157,551	7,832,788,798
End of year	$8,277,899,641	$9,471,157,551

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees.

The Benefits Committee of the Company is the Plan administrator and Fidelity Management Trust Company (the “Trustee”) was the Plan trustee for both the 2022 and 2021 plan years.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older (including any related companies that adopt the Plan). Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of Plan participation. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k), respectively, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions of no more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $20,500 and $19,500 for 2022 and 2021, respectively. Participants who are age 50 or older at the end of a particular calendar year are permitted to make additional elective deferral contributions of $6,500 for both 2022 and 2021. Participants may also contribute amounts representing distributions from other qualified plans as roll-over contributions.

The Company makes non-elective contributions to each eligible associate’s account and matches a portion of associate contributions. The Company’s contributions, which provide for a maximum annual Company contribution of up to 7.5% of eligible compensation, consist of two major components: (1) a basic safe-harbor non-elective contribution and (2) Company matching contribution.

The following table summarizes the Company's contribution structure under the Plan:

Contribution Type	Contribution Structure
1. Basic safe-harbor non-elective contribution	• 3% of eligible compensation
2. Company matching contribution
•    Up to 3% of eligible compensation, calculated as 100% Company match on the first 3% of associate deferrals
•    Up to 1.5% of eligible compensation, calculated as 50% Company match on the next 3% of associate deferrals

Total annual contribution opportunity	• Maximum of 7.5% of eligible compensation

The basic safe-harbor non-elective contribution of 3% of eligible compensation, as defined in the Plan document, is made for all eligible employees regardless of employee contributions to the Plan. In addition, the Company makes matching contributions of up to 4.5% of a participant’s eligible compensation. The Company makes “true-up”

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. Employees who have made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible for the Company matching contributions. The Company makes contributions on a per-pay period basis and new employees become immediately eligible for the Company’s matching contributions. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of Company contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan’s investment options in each participant’s account. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the Company’s basic safe-harbor non-elective contributions vest immediately, along with earnings on those contributions. The Company’s matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

Excess forfeited balances of terminated participants’ non-vested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited non-vested accounts totaled $6,475,033 and $7,384,902 as of December 31, 2022 and 2021, respectively. Forfeitures used to reduce the Company contributions totaled $8,549,833 in 2022, and $7,501,131 in 2021.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. As of December 31, 2022, the Company offered 22 investment options, which are summarized below:

•Capital One Stable Value Fund (Invesco)—Monies are invested in a diversified portfolio of investment contracts issued by high quality insurance companies and banks, with each contract carrying a crediting rate of interest and backed by high quality securities.

Total registered investment companies

•Fidelity Global ex U.S. Index Fund—Monies are primarily invested in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index, which broadly represents the performance of foreign developed and emerging stock markets.

White Label Funds

•U.S. Large Cap Equity Fund—Monies are primarily invested in common stocks included in the Russell 1000 Index, which broadly represents the performance of large capitalization companies publicly traded in the U.S.

•U.S. Small/Mid Cap Equity Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
•International Equity Fund—Monies are primarily invested in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index, which broadly represents the performance of foreign developed and emerging stock markets.

Fidelity Brokerage Link

•Fidelity BrokerageLink—This self-directed option allows participants to invest in mutual funds and other investment options beyond the investment options offered directly through the Plan.

Collective Investment Funds

•BlackRock LifePath Index Non-Lendable Fund (2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060, 2065, and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BlackRock LifePath 2045) represents the year during which participants will most likely begin to draw income and/or principal from their investment. The LifePath funds are the default investment choices unless participants choose otherwise. The investment is a “qualified default investment alternative” for purposes of ERISA.

•BlackRock Russell 2500 Index Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

•BlackRock Strategic Completion Non-Lendable Fund—Monies are primarily invested in inflation-sensitive asset classes, such as U.S. treasury inflation protected securities, real estate investment trusts and commodities.

•BlackRock U.S. Debt Index Non-Lendable Fund— Monies are primarily invested in debt securities included in the Bloomberg U.S. Aggregate Bond Index, which broadly represents the performance of intermediate duration debt securities publicly traded in the U.S.

•State Street S&P 500 Index Non-Lending Series Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of large capitalization companies publicly traded in the U.S.

•Prudential Core Plus Bond Fund (Class 5)—Monies are primarily invested in debt securities meant to outperform the Bloomberg U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

Capital One Stock Fund

•Capital One Stock Fund—Monies are invested in a unitized trust fund which primarily invests in shares of the Company’s common stock, as well as in short-term investments to provide for the Capital One Stock Fund's estimated liquidity needs.

Notes Receivable from Participants

Participants may elect to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms typically range from one to five years, but can extend up to ten years if used toward the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with prevailing rates as determined by the Benefits Committee (currently at a rate of Prime plus 2%). Principal and interest are paid ratably through bi-weekly payroll deductions. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum cash distribution upon the participant’s death, hardship, retirement, termination of service or for other reasons as governed by the Plan document. If the participant has invested in the Capital One Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Administrative expenses consist primarily of record keeping, investment management, and advisory fees paid to the Trustee. Record keeping and investment management fees are paid by the plan participants. Advisory fees to the Trustee are paid either out of Plan forfeitures or by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any unvested amounts in their accounts.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). Benefits are recorded when paid. The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These estimates are based on information available as of the date of the financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Securities transactions are recorded as of the trade date.

The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year end.

Capital One Stock Fund is not traded on an active market. The unit value of the Capital One Stock Fund is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company’s stock is listed and traded on the New York Stock Exchange.

Collective investment trusts were classified as Level 2 in the fair value hierarchy as of December 31, 2022 and 2021. Each collective investment trust provides for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirements for participants and 30 days advance notice requirement for the Plan. There were no unfunded commitments as of December 31, 2022 and 2021.

Self-managed funds are invested in underlying market securities that are traded on active markets and common collective trusts. The unit value for each fund is based on the closing price of the underlying sub-advisor stock and market holdings.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

The Plan’s investment in the Invesco Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”), synthetic GICs, and cash equivalents, and is measured and accounted for based on contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

Interest income on investments and notes receivable from participants is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments is reflected in statements of changes in net assets available for benefits.

Risks and Uncertainties

The Plan invests in many types of investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2022 is included in the Supplemental Schedule—Schedule H, Line 4i—Schedule of Assets (Held at End of Year).

Fully Benefit-Responsive Investment Contracts

Capital One's Stable Value Fund from Invesco (the “Fund”) invests primarily in investment contracts such as traditional GICs and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. The interest crediting rate is based on a formula established by the contract issuer. With traditional GICs, the Fund owns only the contract itself.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Fund in certain circumstances. With synthetic GICs, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate of less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. As of both December 31, 2022 and 2021, all of the investment contracts in the Fund were synthetic GICs.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Certain circumstances may limit the Plan’s ability to execute transactions of the Fund at contract value with the contract issuer. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, the Company making an election to withdraw from a wrapper contract in order to switch to a different investment provider, or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The Plan administrator believes that the events noted above that limit the Plan’s ability to execute transactions at contract value are unlikely to occur.

Note 4—Fair Value Measurement

Fair value, also referred to as an exit price, is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level 1:	Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The accounting guidance for fair value measurements requires that management maximize the use of observable inputs and minimize the use of unobservable inputs in determining the fair value. The calculation of fair value is based on market conditions as of each statement of net assets available for benefits date and may not be reflective of the ultimate realizable value.

Financial Assets Measured at Fair Value on a Recurring Basis

The following tables display the Plan’s assets measured on the statements of net assets available for benefits at fair value on a recurring basis as of December 31, 2022 and 2021:

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

	December 31, 2022
	Level 1	Level 2	Total
Investments, at fair value:
Registered investment companies	$168,892,886	$—	$168,892,886
Collective investment trusts	—	5,160,576,747	5,160,576,747
Self-managed funds	1,403,074,237	406,299,802	1,809,374,039
Fidelity Brokerage Link	102,897,990	—	102,897,990
Capital One Stock Fund	293,777,056	—	293,777,056
Total plan assets, at fair value			$7,535,518,718

	December 31, 2021
	Level 1	Level 2	Total
Investments, at fair value:
Registered investment companies	$124,609,635	$—	$124,609,635
Collective investment trusts	—	5,774,370,908	5,774,370,908
Self-managed funds	1,800,683,647	521,762,573	2,322,446,220
Fidelity Brokerage Link	135,849,714	—	135,849,714
Capital One Stock Fund	430,537,513	—	430,537,513
Total plan assets, at fair value			$8,787,813,990

Note 5—Income Tax Status

The Plan has received a determination letter from the IRS dated April 25, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has assessed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6—Transactions with Parties-in-Interest

The following table summarizes the fair value of transactions within certain Plan investment options that are considered to be party-in-interest transactions as of December 31, 2022 and 2021, for which a statutory exception exists:

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

	December 31,	December 31,
	2022	2021
U.S. Large Cap Equity Fund	$857,369,818	$1,108,895,465
U.S. Small/Mid Cap Equity Fund	594,839,308	733,792,720
Capital One Stock Fund	293,777,056	430,537,513
International Equity Fund	357,164,913	479,758,035
Fidelity Global ex U.S. Index Fund	168,892,886	124,609,635
Notes receivable from participants	146,889,737	138,935,267
Fidelity BrokerageLink	102,897,990	135,849,714
IGT Dodge & Cox Core Fixed Income Fund	27,840,094	28,525,561

The Plan recognized administrative expense paid to the Trustee and other parties-in-interest of $16,549,767 and $7,859,659 in 2022 and 2021, respectively.

Note 7—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2022 and 2021 per the financial statements to the net assets available for benefits per Form 5500:

	December 31,	December 31,
	2022	2021
Net assets available for benefits:
Net assets available for benefits, per the financial statements	$8,277,899,641	$9,471,157,551
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(42,031,658)	10,494,952
Benefits payable to participants	(1,491,084)	(3,731,188)
Loans deemed distributed	(3,305,944)	(2,791,383)
Net assets available for benefits, per Form 5500	$8,231,070,955	$9,475,129,932

The following table presents a reconciliation of net income for the year ended December 31, 2022 and 2021 per the financial statements to the net income per Form 5500:

	Year Ended December 31,
	2022	2021
Net income (loss):
Net increase (decrease) in net assets available for benefits, per the financial statements	$(1,193,257,910)	$1,638,368,753
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(10,494,952)	(26,428,471)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(42,031,658)	10,494,952
Change in benefits payable to participants	2,240,104	2,924,724
Change in deemed loans distributions	(514,561)	(451,518)
Net income (loss), per Form 5500	$(1,244,058,977)	$1,624,908,440

Capital One Financial Corporation Associate Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
		Shares/Rate		(e) Current Value
	Registered investment companies (“RIC”):
*	Fidelity Global ex U.S. Index Fund	13,457,601	shares	$168,892,886
	Collective investment trusts (“CIT”):
	State Street S&P 500 Index Fund	18,265,915	shares	1,495,960,211
	BlackRock LifePath 2050	12,797,450	shares	524,339,692
	BlackRock LifePath 2045	12,901,090	shares	505,157,647
	BlackRock LifePath 2040	11,979,910	shares	439,950,202
	BlackRock LifePath 2055	14,640,951	shares	434,271,098
	BlackRock LifePath 2035	10,396,015	shares	354,056,032
	BlackRock LifePath 2030	8,729,672	shares	272,391,069
	BlackRock LifePath 2060	14,809,190	shares	249,970,246
	BlackRock U.S. Debt Index	16,290,147	shares	231,955,409
	BlackRock LifePath 2025	5,811,616	shares	165,177,163
	Prudential Core Plus Bond Fund	935,860	shares	156,260,581
	BlackRock Russell 2500 Index Fund	4,483,198	shares	171,207,158
	BlackRock LifePath Retirement	4,157,113	shares	92,670,361
	BlackRock LifePath 2065	3,824,337	shares	46,000,267
	BlackRock Strategic Completion	1,646,798	shares	21,209,611
	Self-managed funds:
* **	U.S. Large Cap Equity Fund	Various RIC, CIT, and common stocks		857,369,818
* **	U.S. Small/Mid Cap Equity Fund	Various RIC, CIT, and common stocks		594,839,308
* **	International Equity Fund	Various RIC and CIT		357,164,913
*	Participant-directed brokerage accounts:
	Fidelity BrokerageLink	Various mutual funds and common stocks		102,897,990
	Fully benefit-responsive investment contracts (synthetic):
	IGT Invesco Short Term Bond Fund			256,789,150
	IGT Jennison Intermediate Fund			55,362,030
	IGT Invesco Intermediate Fund			55,203,058
*	IGT Dodge & Cox Core Fixed Income Fund			27,840,094
	IGT Invesco Core Fixed Income Fund			27,621,986
	IGT Pimco Core Fixed Income Fund			27,739,824
	IGT Loomis Sayles Core Fixed Income Fund			27,598,157
	IGT Loomis Sayles Intermediate Fund			27,978,132
	IGT Pimco Intermediate Fund			27,418,887
	Wrapped holdings	575,582,976	shares	533,551,318
	Cash & equivalents	19,621,228	par	19,621,228
	Capital One Stable Value Fund (Invesco)			553,172,546
*	Capital One Stock Fund:
	Corporate common stock	3,064,154	shares	284,843,755
	Cash & equivalents	8,933,301	par	8,933,301
	Capital One Stock Fund			293,777,056
	Total investments			8,088,691,264
*	Notes receivable from participants, maturing through 2033	3.25% - 9.0% interest rates		143,583,793
	Total as of December 31, 2022			$8,232,275,057
__________
* Indicates a party-in-interest to the Plan.
** Detailed holding listing follows this supplemental schedule
Note: Column (d) is not applicable as all investments are participant-directed.

Capital One Financial Corporation Associate Savings Plan

Appendix to Schedule H, Line 4i

Account Name	Total Value of Holdings	Security Identifier	Security Description	Shares/Par	Total Value
U.S. Large Cap Equity Fund	$856,516,641.0	21M99A952	SSGA S&P 500 NL SER A (CMM3)	$443,895.2	$36,354,574.0
		FGD194000	Capital One LSV LCV SMA	$13,498,588.7	$215,208,000.2
		FGD196000	Capital One Macquarie LCV	$16,070,016.9	$240,311,032.0
		FGD200000	Capital One Polen LCG SMA	$14,979,344.9	$171,932,920.5
		FGD205000	Capital One T Rowe LC Gr	$15,876,755.5	$192,712,057.7
U.S. Large Cap Equity Fund Total					$856,518,584.5
CAPITAL ONE JACKSON SMID	$107,857,735.9	CASH	(CASH)	$5.7	$5.7
					$5.7
		09073M104	BIO TECHNE CORP	$64,044.0	$5,307,966.7
		114340102	AZENTA INC	$70,408.0	$4,099,153.8
		159864107	CHARLES RIVER LABS INTL INC	$28,588.0	$6,229,325.2
		22266L106	COUPA SOFTWARE INC	$50,557.0	$4,002,597.7
		25659T107	DOLBY LABORATORIES INC CL A	$38,047.0	$2,683,835.4
		29109X106	ASPEN TECHNOLOGY INC	$21,683.0	$4,453,688.2
		302491303	FMC CORP NEW	$30,570.0	$3,832,866.6
		384109104	GRACO INC	$76,906.0	$5,172,697.6
		39874R101	GROCERY OUTLET HOLDING CORP	$168,466.0	$4,917,522.5
		443201108	HOWMET AEROSPACE INC	$103,180.0	$4,066,323.8
		50212V100	LPL FINL HLDGS INC	$18,020.0	$3,895,383.4
		518415104	LATTICE SEMICONDUCTOR CORP	$35,848.0	$2,325,818.2
		52603A208	LENDINGCLUB CORP	$246,792.0	$2,171,769.6
		55087P104	LYFT INC	$125,802.0	$1,386,338.0
		57060D108	MARKETAXESS HLDGS INC	$14,050.0	$3,918,404.5
		650111107	NEW YORK TIMES CO CL A	$256,544.0	$8,327,418.2
		679295105	OKTA INC CL A	$28,270.0	$1,931,689.1
		69404D108	PACIFIC BIOSCIENES OF CALI INC	$415,196.0	$3,396,303.3
		698813102	PAPA JOHNS INTL INC	$51,504.0	$4,239,294.2
		70614W100	PELOTON INTERACTIVE INC CL A	$163,226.0	$1,296,014.4
		82982L103	SITEONE LANDSCAPE SUPPLY INC	$29,835.0	$3,500,242.2
		90184D100	TWIST BIOSCIENCE CORP	$44,233.0	$1,053,187.7
		92719V100	VIMEO INC	$322,720.0	$1,106,929.6
		929740108	WESTINGHOUSE AIR BRAKE TECH CORP	$69,344.0	$6,921,224.6
		934550203	WARNER MUSIC GRP CORP CL A	$126,628.0	$4,434,512.6
		98311A105	WYNDHAM HOTELS & RESORTS INC	$44,791.0	$3,194,046.2

Capital One Financial Corporation Associate Savings Plan

		BFXCLC6	ELASTIC NV	$57,192.0	$2,945,388.0
		BFZCHN7	WIX.COM LTD	$62,650.0	$4,813,399.5
					$105,623,341.0
		262006208	Dreyfus Government Cash Mgmt Instl	$2,355,536.0	$2,366,884.8
					$2,366,884.8
					$107,990,231.5
CAPITAL ONE LSV LCV SMA	$215,199,223.7	CASH	(CASH)	$78,166.7	$78,166.7
					$78,166.7
		001055102	AFLAC INC	$35,700.0	$2,568,258.0
		001084102	AGCO CORP	$14,900.0	$2,066,481.0
		00206R102	AT&T INC	$165,600.0	$3,048,696.0
		00287Y109	ABBVIE INC	$11,500.0	$1,858,515.0
		011659109	ALASKA AIR GROUP INC	$14,080.0	$604,595.2
		01973R101	ALLISON TRANSMISSION HLDGS INC	$18,800.0	$782,080.0
		020002101	ALLSTATE CORPORATION	$8,300.0	$1,132,535.0
		025932104	AMERICAN FINL GROUP INC OHIO	$6,500.0	$892,320.0
		026874784	AMERICAN INTERNATIONAL GROUP	$30,400.0	$1,922,496.0
		03076C106	AMERIPRISE FINANCIAL INC	$8,800.0	$2,740,056.0
		031162100	AMGEN INC	$10,500.0	$2,757,720.0
		031652100	AMKOR TECHNOLOGY INC	$67,100.0	$1,609,058.0
		035710839	ANNALY CAPITAL MGMT INC REIT	$26,600.0	$584,136.0
		03743Q108	APA CORP	$23,400.0	$1,092,312.0
		038222105	APPLIED MATERIALS INC	$8,900.0	$866,682.0
		042735100	ARROW ELECTRONICS INC	$10,900.0	$1,139,813.0
		045487105	ASSOCIATED BANC CORP	$55,300.0	$1,276,877.0
		047649108	ATKORE INC	$9,300.0	$1,054,806.0
		053807103	AVNET INC	$14,600.0	$607,068.0
		060505104	BANK OF AMERICA CORPORATION	$40,800.0	$1,351,296.0
		08579W103	BERRY GLOBAL GROUP INC	$20,900.0	$1,262,987.0
		086516101	BEST BUY CO INC	$13,000.0	$1,054,170.0
		09062X103	BIOGEN INC	$2,120.0	$587,070.4
		09739D100	BOISE CASCADE CO	$9,000.0	$618,030.0
		099724106	BORGWARNER INC	$31,000.0	$1,247,750.0
		105368203	BRANDYWINE REALTY TRUST	$81,200.0	$499,380.0
		110122108	BRISTOL-MYERS SQUIBB CO	$53,700.0	$3,863,715.0
		125523100	CIGNA GROUP (THE)	$7,600.0	$2,518,184.0
		126117100	C N A FINANCIAL CORP	$28,900.0	$1,221,892.0
		126650100	CVS HEALTH CORP	$34,600.0	$3,224,374.0
		14040H105	CAPITAL ONE FINANCIAL CORP	$14,300.0	$1,329,328.0
		14149Y108	CARDINAL HEALTH INC	$19,800.0	$1,531,840.9
		146229109	CARTERS INC	$8,500.0	$634,185.0
		150870103	CELANESE CORP	$5,900.0	$603,216.0

Capital One Financial Corporation Associate Savings Plan

165167735	CHESAPEAKE ENERGY CORP	$10,700.0	$1,009,759.0
17275R102	CISCO SYSTEMS INC	$58,000.0	$2,763,120.0
172967424	CITIGROUP INC	$53,100.0	$2,401,713.0
174610105	CITIZENS FINANCIAL GROUP INC	$41,000.0	$1,614,170.0
20030N101	COMCAST CORP CL A	$74,500.0	$2,605,265.0
205887102	CONAGRA BRANDS INC	$49,900.0	$1,931,130.0
224441105	CRANE NXT CO	$7,100.0	$713,195.0
2256908	AMDOCS LTD	$14,800.0	$1,351,166.0
231021106	CUMMINS INC	$10,000.0	$2,422,900.0
231561101	CURTISS WRIGHT CORPORATION	$5,000.0	$834,950.0
23918K108	DAVITA INC	$15,000.0	$1,120,050.0
24703L202	DELL TECHNOLOGIES INC CL C	$30,100.0	$1,210,622.0
247361702	DELTA AIR INC	$18,900.0	$621,054.0
253393102	DICKS SPORTING GOODS INC	$14,000.0	$1,684,060.0
254543101	DIODES INC	$8,500.0	$647,190.0
254709108	DISCOVER FIN SVCS	$16,000.0	$1,565,280.0
2556868	EVEREST REINSURANCE GROUP LTD	$4,600.0	$1,523,842.0
277432100	EASTMAN CHEMICAL CO	$11,600.0	$953,868.0
278642103	EBAY INC	$41,500.0	$1,721,005.0
2788713	BUNGE LIMITED	$9,300.0	$927,861.0
29272W109	ENERGIZER HLDGS INC	$17,900.0	$600,545.0
30231G102	EXXON MOBIL CORP	$47,500.0	$5,239,250.0
302520101	FNB CORP PA	$71,400.0	$931,770.0
30303M102	META PLATFORMS INC CL A	$8,700.0	$1,046,958.0
31428X106	FEDEX CORP	$9,000.0	$1,569,150.0
31847R102	FIRST AMERICAN FINANCIAL CORP	$22,400.0	$1,172,416.0
320517105	FIRST HORIZON CORP	$36,500.0	$899,725.0
345370860	FORD MOTOR CO	$82,700.0	$961,801.0
35137L105	FOX CORP CL A	$47,900.0	$1,454,723.0
36162J106	GEO GROUP INC	$56,600.0	$619,770.0
37045V100	GENERAL MOTORS CO	$55,600.0	$1,870,384.0
375558103	GILEAD SCIENCES INC	$34,100.0	$2,927,485.0
38141G104	GOLDMAN SACHS GROUP INC	$8,000.0	$2,747,040.0
397624107	GREIF INC CL A	$21,400.0	$1,445,784.0
403949100	HF SINCLAIR CORP	$19,200.0	$996,288.0
40412C101	HCA HEALTHCARE INC	$6,700.0	$1,607,732.0
40434L105	HP INC	$90,700.0	$2,460,917.8
42824C109	HEWLETT PACKARD ENTERPRISE CO	$82,600.0	$1,328,208.0
431571108	HILLENBRAND INC	$21,200.0	$904,604.0
44107P104	HOST HOTELS & RESORTS INC	$30,100.0	$492,737.0

Capital One Financial Corporation Associate Savings Plan

446413106	HUNTINGTON INGALLS INDUSTRIES INC	$3,400.0	$784,312.0
456237106	INDUSTRIAL LOGISTICS PROPERTIES TR	$36,300.0	$118,701.0
45688C107	INGEVITY CORP	$12,020.0	$846,688.8
457187102	INGREDION INC	$13,500.0	$1,331,640.0
458140100	INTEL CORP	$115,300.0	$3,047,379.0
459200101	INTL BUS MACH CORP	$10,700.0	$1,507,523.0
46625H100	JPMORGAN CHASE & CO	$11,300.0	$1,515,330.0
493267108	KEYCORP	$54,900.0	$956,358.0
500754106	KRAFT HEINZ CO	$43,000.0	$1,750,530.0
501044101	KROGER CO	$63,200.0	$2,817,456.0
505336107	LA Z BOY INC	$21,400.0	$488,348.0
526057104	LENNAR CORP CL A	$22,500.0	$2,036,250.0
534187109	LINCOLN NATIONAL CORP	$24,200.0	$743,424.0
539830109	LOCKHEED MARTIN CORP	$4,200.0	$2,043,258.0
546347105	LOUISIANA PACIFIC CORP	$15,600.0	$923,520.0
56418H100	MANPOWERGROUP INC	$8,800.0	$732,248.0
56585A102	MARATHON PETROLEUM CORP	$17,200.0	$2,001,908.0
58155Q103	MCKESSON CORP	$8,100.0	$3,042,846.0
58463J304	MEDICAL PPTY TR INC	$36,100.0	$412,623.0
58933Y105	MERCK & CO INC NEW	$54,600.0	$6,097,728.0
59156R108	METLIFE INC	$30,400.0	$2,200,048.0
60871R209	MOLSON COORS BEVERAGE CO B	$48,400.0	$2,493,568.0
615394202	MOOG INC CL A	$11,300.0	$991,688.0
617446448	MORGAN STANLEY	$29,200.0	$2,482,584.0
62886E108	NCR CORP	$15,000.0	$351,150.0
629377508	NRG ENERGY INC	$47,400.0	$1,508,268.0
63938C108	NAVIENT CORP	$68,400.0	$1,125,180.0
64110D104	NETAPP INC	$8,900.0	$534,534.0
65336K103	NEXSTAR MEDIA GROUP INC	$9,411.0	$1,647,207.3
666807102	NORTHROP GRUMMAN CORP	$2,200.0	$1,200,342.0
67623C109	OFFICE PROPERTIES INCOME TRUST	$21,100.0	$281,685.0
68389X105	ORACLE CORP	$16,600.0	$1,356,884.0
68622V106	ORGANON & CO	$4,550.0	$127,081.5
690742101	OWENS CORNING INC	$17,700.0	$1,509,810.0
70959W103	PENSKE AUTOMOTIVE GROUP INC	$15,000.0	$1,723,950.0
717081103	PFIZER INC	$129,000.0	$6,609,960.0
718546104	PHILLIPS 66	$15,900.0	$1,654,872.0
72147K108	PILGRIM'S PRIDE CORP NEW	$2,000.0	$47,460.0
744320102	PRUDENTIAL FINANCIAL INC	$5,100.0	$507,246.0
74736K101	QORVO INC	$8,700.0	$788,568.0
747525103	QUALCOMM INC	$12,200.0	$1,341,268.0

Capital One Financial Corporation Associate Savings Plan

750236101	RADIAN GROUP INC	$35,200.0	$671,264.0
7591EP100	REGIONS FINANCIAL CORP	$88,700.0	$1,930,112.0
759509102	RELIANCE STEEL & ALUMINUM CO	$9,300.0	$1,882,692.0
76009N100	UPBOUND GROUP INC	$20,600.0	$471,534.0
783549108	RYDER SYSTEM INC	$10,400.0	$869,128.0
78573L106	SABRA HEALTHCARE REIT INC	$36,800.0	$457,424.0
828806109	SIMON PPTY GROUP INC - REIT	$6,200.0	$728,376.0
832696405	JM SMUCKER CO/THE	$7,900.0	$1,251,834.0
833034101	SNAP-ON INCORPORATED	$4,500.0	$1,028,205.0
85208M102	SPROUTS FMRS MKT INC	$43,500.0	$1,408,095.0
857477103	STATE STREET CORP	$20,400.0	$1,595,280.0
858119100	STEEL DYNAMICS INC	$16,400.0	$1,607,856.0
87165B103	SYNCHRONY FINANCIAL	$22,100.0	$726,206.0
87612E106	TARGET CORP	$6,800.0	$1,013,472.0
883203101	TEXTRON INC	$6,600.0	$467,412.0
885160101	THOR INDUSTRIES INC	$8,600.0	$653,084.0
902494103	TYSON FOODS INC CL A	$21,100.0	$1,313,475.0
902681105	UGI CORP NEW	$25,600.0	$958,208.0
91325V108	UNITI GROUP INC	$41,580.0	$229,937.4
913903100	UNIVERSAL HEALTH SVCS INC CL B	$5,700.0	$803,073.0
91913Y100	VALERO ENERGY CORP	$10,100.0	$1,281,286.0
92343V104	VERIZON COMMUNICATIONS INC	$85,100.0	$3,352,940.0
92556H206	PARAMOUNT GLOBAL CL B	$36,500.0	$624,880.0
92556V106	VIATRIS INC	$11,440.0	$127,327.2
92840M102	VISTRA CORP	$60,000.0	$1,392,000.0
928563402	VMWARE INC CL A	$5,700.0	$699,732.0
931427108	WALGREENS BOOTS ALLIANCE INC	$23,000.0	$859,280.0
934423104	WARNER BROS DISCOVERY INC	$40,061.0	$379,778.3
949746101	WELLS FARGO & CO	$56,800.0	$2,345,272.0
959802109	WESTERN UNION CO	$38,100.0	$524,637.0
96145D105	WESTROCK CO	$25,800.0	$907,128.0
963320106	WHIRLPOOL CORP	$10,900.0	$1,541,914.0
989701107	ZIONS BANCORP	$25,100.0	$1,233,916.0
B3SPXZ3	LYONDELLBASELL INDS CLASS A	$14,200.0	$1,179,026.0
B4Q5ZN4	JAZZ PHARMA PLC	$9,900.0	$1,577,169.0
BKVD2N4	SEAGATE TECHNOLOGY HOLDINGS PLC	$21,800.0	$1,162,158.0
			$213,987,945.7
262006208	Dreyfus Government Cash Mgmt Instl	$1,273,320.5	$1,276,763.8

Capital One Financial Corporation Associate Savings Plan

					$1,276,763.8
					$215,342,876.2
CAPITAL ONE MACQUARIE LCV	$240,303,716.9	CASH	(CASH)	$67,620.0	$67,620.0
					$67,620.0
		026874784	AMERICAN INTERNATIONAL GROUP	$120,100.0	$7,595,124.0
		039483102	ARCHER DANIELS MIDLAND CO	$75,647.0	$7,023,824.0
		071813109	BAXTER INTL INC	$131,400.0	$6,735,564.0
		11135F101	BROADCOM INC	$14,700.0	$8,219,211.0
		125523100	CIGNA GROUP (THE)	$23,800.0	$7,885,892.0
		126650100	CVS HEALTH CORP	$74,800.0	$6,970,612.0
		17275R102	CISCO SYSTEMS INC	$162,500.0	$7,741,500.0
		192446102	COGNIZANT TECH SOLUTIONS CL A	$119,726.0	$6,847,129.9
		20030N101	COMCAST CORP CL A	$218,300.0	$7,633,951.0
		205887102	CONAGRA BRANDS INC	$204,200.0	$7,902,540.0
		20825C104	CONOCOPHILLIPS	$56,043.0	$6,652,304.1
		254687106	DISNEY (WALT) CO	$79,800.0	$6,933,024.0
		254709108	DISCOVER FIN SVCS	$68,699.0	$6,720,823.2
		256677105	DOLLAR GENERAL CORP	$27,972.0	$6,903,489.6
		256746108	DOLLAR TREE INC	$43,500.0	$6,152,640.0
		260003108	DOVER CORP	$51,694.0	$6,999,884.5
		26614N102	DUPONT DE NEMOURS INC	$103,600.0	$7,110,068.0
		281020107	EDISON INTL	$115,400.0	$7,426,855.5
		29476L107	EQUITY RESIDENTIAL REIT	$116,200.0	$6,928,425.0
		31620M106	FIDELITY NATL INFORM SVCS INC	$80,907.0	$5,489,540.0
		436440101	HOLOGIC INC	$97,065.0	$7,261,432.7
		438516106	HONEYWELL INTL INC	$33,323.0	$7,141,118.9
		478160104	JOHNSON & JOHNSON	$41,700.0	$7,366,305.0
		58933Y105	MERCK & CO INC NEW	$70,100.0	$7,828,768.0
		59156R108	METLIFE INC	$95,847.0	$6,936,447.4
		620076307	MOTOROLA SOLUTIONS INC	$27,800.0	$7,188,802.0
		666807102	NORTHROP GRUMMAN CORP	$14,000.0	$7,638,540.0
		68389X105	ORACLE CORP	$90,500.0	$7,397,470.0
		75513E101	RAYTHEON TECHNOLOGIES CORP	$81,700.0	$8,245,164.0
		872540109	TJX COMPANIES INC NEW	$92,400.0	$7,355,040.0
		89832Q109	TRUIST FINL CORP	$160,800.0	$6,919,224.0
		902973304	US BANCORP DEL	$157,900.0	$6,961,811.0
		92343V104	VERIZON COMMUNICATIONS INC	$188,900.0	$7,442,660.0
					$237,555,184.7
		262006208	Dreyfus Government Cash Mgmt Instl	$2,804,788.8	$2,813,743.5
					$2,813,743.5
					$240,436,548.1

Capital One Financial Corporation Associate Savings Plan

CAPITAL ONE POLEN LCG SMA	$171,928,364.5	CASH	(CASH)	$0.2	$0.2
					$0.2
		002824100	ABBOTT LABORATORIES	$72,462.0	$7,955,603.0
		00724F101	ADOBE INC	$33,046.0	$11,120,970.4
		009066101	AIRBNB INC CLASS A	$66,316.0	$5,670,018.0
		016255101	ALIGN TECHNOLOGY INC	$8,079.0	$1,703,861.1
		02079K107	ALPHABET INC CL C	$153,811.0	$13,647,650.0
		023135106	AMAZON.COM INC	$184,397.0	$15,489,348.0
		052769106	AUTODESK INC	$40,047.0	$7,483,582.9
		256163106	DOCUSIGN INC	$49,574.0	$2,747,391.1
		366651107	GARTNER INC	$16,311.0	$5,482,779.5
		452327109	ILLUMINA INC	$28,875.0	$5,838,525.0
		57636Q104	MASTERCARD INC CL A	$26,808.0	$9,321,945.8
		594918104	MICROSOFT CORP	$46,662.0	$11,190,480.8
		64110L106	NETFLIX INC	$39,124.0	$11,536,885.1
		654106103	NIKE INC CL B	$37,485.0	$4,386,119.9
		70450Y103	PAYPAL HLDGS INC	$68,043.0	$4,846,022.5
		79466L302	SALESFORCE INC	$60,178.0	$7,979,001.0
		81762P102	SERVICENOW INC	$23,388.0	$9,080,858.8
		883556102	THERMO FISHER SCIENTIFIC INC	$11,517.0	$6,345,751.8
		91324P102	UNITEDHEALTH GROUP INC	$15,006.0	$7,955,881.1
		92826C839	VISA INC CL A	$41,611.0	$8,645,101.4
		98978V103	ZOETIS INC CL A	$31,248.0	$4,579,394.4
		B4BNMY3	ACCENTURE PLC CL A	$26,584.0	$7,093,674.6
					$170,100,846.1
		262006208	Dreyfus Government Cash Mgmt Instl	$1,933,893.9	$1,945,591.3
					$1,945,591.3
					$172,046,437.6
CAPITAL ONE RIVER RD SMID	$87,848,051.2	CASH	(CASH)	$135,939.5	$135,939.5
					$135,939.5
		004498101	ACI WORLDWIDE INC	$70,728.0	$1,626,744.0
		00751Y106	ADVANCE AUTO PARTS INC	$15,223.0	$2,261,072.2
		00922R105	AIR TRANSPORT SERVICES GROUP	$146,092.0	$3,795,470.2
		01626W101	ALIGHT INC CL A	$185,616.0	$1,551,749.8
		025676206	AMERICAN EQY INVT LIFE HLD CO	$37,787.0	$1,723,842.9
		04010E109	ARGAN INC	$33,851.0	$1,248,424.9
		04247X102	ARMSTRONG WORLD INDUSTRIES INC	$26,113.0	$1,791,090.7
		043436104	ASBURY AUTOMOTIVE GROUP INC	$7,025.0	$1,259,231.3
		047649108	ATKORE INC	$21,645.0	$2,454,975.9
		05550J101	BJS WHSL CLUB HLDGS INC	$31,503.0	$2,084,238.5
		071705107	BAUSCH+LOMB CORP	$45,350.0	$703,378.5
		126117100	C N A FINANCIAL CORP	$20,774.0	$878,324.7
		12685J105	CABLE ONE INC	$636.0	$452,743.0

Capital One Financial Corporation Associate Savings Plan

13765N107	CANNAE HOLDINGS INC	$112,086.0	$2,314,575.9
165167735	CHESAPEAKE ENERGY CORP	$5,303.0	$500,444.1
199908104	COMFORT SYSTEMS USA INC	$10,953.0	$1,260,471.2
21871N101	CORECIVIC INC	$147,174.0	$1,701,331.4
23355L106	DXC TECHNOLOGY CO	$25,898.0	$686,297.0
2339252	WHITE MOUNTAINS INS GROUP LTD	$2,506.0	$3,544,311.0
26484T106	DUN & BRADSTREET HOLDINGS IN	$116,991.0	$1,434,309.7
2677606	AXIS CAPITAL HOLDINGS LTD	$25,203.0	$1,376,335.8
294268107	EPLUS INC	$37,258.0	$1,649,784.2
29605J106	ESAB CORP	$11,441.0	$537,383.8
29977A105	EVERCORE INC A	$2,680.0	$292,334.4
30040P103	EVERTEC INC	$35,261.0	$1,141,751.2
302635206	FS KKR CAP CORP	$49,880.0	$906,818.4
37247D106	GENWORTH FINANCIAL INC A	$336,408.0	$1,779,598.3
403949100	HF SINCLAIR CORP	$14,001.0	$726,511.9
449253103	IAA INC	$31,001.0	$1,240,040.0
44930G107	ICU MEDICAL INC	$5,712.0	$899,525.8
457030104	INGLES MARKETS INC-CL A	$11,772.0	$1,135,527.1
501889208	LKQ CORP	$65,960.0	$3,522,923.6
527064109	LESLIE'S INC	$89,521.0	$1,093,051.4
552690109	MDU RESOURCES GROUP INC	$53,756.0	$1,642,917.8
58502B106	PEDIATRIX MEDICAL GROUP INC	$42,024.0	$624,476.6
60871R209	MOLSON COORS BEVERAGE CO B	$31,450.0	$1,620,304.0
626755102	MURPHY USA INC	$5,250.0	$1,467,585.0
62886E108	NCR CORP	$64,998.0	$1,521,603.2
629209305	NMI HOLDINGS INC A	$37,680.0	$787,512.0
65158N102	NEWMARK GROUP INC CL A	$91,887.0	$732,339.4
69047Q102	OVINTIV INC	$9,705.0	$492,140.6
703395103	PATTERSON COMPANIES INC	$31,849.0	$892,727.5
71424F105	PERMIAN RESOURCES CORP CL A	$161,998.0	$1,522,781.2
731068102	POLARIS INC	$12,497.0	$1,262,197.0
74051N102	PREMIER INC	$76,808.0	$2,686,743.8
750236101	RADIAN GROUP INC	$43,602.0	$831,490.1
78454L100	SM ENERGY CO	$29,958.0	$1,043,437.1
83125X103	SLEEP NUMBER CORP	$9,911.0	$257,487.8
844895102	SOUTHWEST GAS HOLDINGS INC	$14,451.0	$894,227.9
87162W100	TD SYNNEX CORP	$27,929.0	$2,645,155.6
896215209	TRIMAS CORP	$22,379.0	$620,793.5
904708104	UNIFIRST CORP	$14,057.0	$2,717,218.1
91336L107	UNIVAR INC	$51,539.0	$1,638,940.2
92511U102	VERRA MOBILITY CORP	$12,037.0	$166,471.7
92552R406	VIAD CORP	$14,133.0	$344,703.9
92840M102	VISTRA CORP	$67,508.0	$1,566,185.6

Capital One Financial Corporation Associate Savings Plan

		928881101	VONTIER CORP W/I	$69,328.0	$1,340,110.2
		96208T104	WEX INC	$11,072.0	$1,811,932.8
		981475106	WORLD KINECT CORP	$25,306.0	$695,155.8
		985817105	YELP INC	$37,884.0	$1,035,748.6
		BD9Q3P5	LIBERTY LATIN AMERICA LTD CL A	$48,927.0	$368,420.3
		BD9Q3Q6	LIBERTY LATIN AMERICA LTD CL C	$27,006.0	$205,245.6
		BSFWCF5	AXALTA COATING SYSTEMS LTD	$36,256.0	$923,440.3
					$83,934,105.8
		262006208	Dreyfus Government Cash Mgmt Instl	$3,855,229.7	$3,866,893.4
					$3,866,893.4
					$87,936,938.7
CAPITAL ONE T ROWE LC GR	$193,746,063.6	CASH	(CASH)	$94,641.2	$94,641.2
					$94,641.2
		007903107	ADVANCED MICRO DEVICES INC	$18,229.0	$1,180,692.3
		00827B106	AFFIRM HOLDINGS INC	$16,891.0	$163,336.0
		02079K305	ALPHABET INC CL A	$153,692.0	$13,560,245.2
		023135106	AMAZON.COM INC	$141,750.0	$11,907,000.0
		032095101	AMPHENOL CORPORATION CL A	$40,753.0	$3,111,491.6
		037833100	APPLE INC	$106,467.0	$13,833,257.3
		040413106	ARISTA NETWORKS INC	$19,803.0	$2,403,094.1
		049468101	ATLASSIAN CORP PLC CLS A	$10,700.0	$1,376,876.0
		05352A100	AVANTOR INC	$61,195.0	$1,290,602.6
		075887109	BECTON DICKINSON & CO	$11,564.0	$2,940,725.2
		09857L108	THE BOOKING HOLDINGS INC	$1,195.0	$2,408,259.6
		125523100	CIGNA GROUP (THE)	$23,386.0	$7,748,717.2
		127387108	CADENCE DESIGN SYSTEMS INC	$13,332.0	$2,141,652.5
		169656105	CHIPOTLE MEXICAN GRILL INC	$1,058.0	$1,467,964.4
		22266T109	COUPANG INC A	$65,678.0	$966,123.4
		23381D102	DAIICHI SANKYO CO-SPON ADR	$31,567.0	$1,016,141.7
		256677105	DOLLAR GENERAL CORP	$12,110.0	$2,988,748.0
		30303M102	META PLATFORMS INC CL A	$19,604.0	$2,359,145.4
		337738108	FISERV INC	$61,807.0	$6,246,833.5
		34959E109	FORTINET INC	$15,184.0	$742,345.8
		37940X102	GLOBAL PAYMENTS INC	$22,058.0	$2,190,800.6
		418100103	HASHICORP INC	$6,585.0	$180,033.9
		444859102	HUMANA INC	$4,997.0	$2,563,348.6
		44891N208	IAC INC	$10,644.0	$472,593.6
		452327109	ILLUMINA INC	$1,872.0	$378,518.4
		45687V106	INGERSOLL RAND INC	$47,905.0	$2,503,036.3
		45784P101	INSULET CORP	$5,073.0	$1,493,440.5
		461202103	INTUIT INC	$17,919.0	$6,974,433.2

Capital One Financial Corporation Associate Savings Plan

		46120E602	INTUITIVE SURGICAL INC	$17,266.0	$4,581,533.1
		532457108	LILLY ELI & CO	$9,889.0	$3,617,791.8
		538034109	LIVE NATION ENTERTAINMENT INC	$14,286.0	$996,305.6
		550021109	LULULEMON ATHLETICA INC	$2,684.0	$859,899.9
		57636Q104	MASTERCARD INC CL A	$15,698.0	$5,458,665.5
		57667L107	MATCH GROUP INC	$12,758.0	$529,329.4
		594918104	MICROSOFT CORP	$97,330.0	$23,341,680.6
		60937P106	MONGODB INC CL A	$4,725.0	$930,069.0
		61174X109	MONSTER BEVERAGE CORP	$21,745.0	$2,207,769.9
		64110L106	NETFLIX INC	$8,411.0	$2,480,235.7
		654106103	NIKE INC CL B	$11,635.0	$1,361,411.4
		67066G104	NVIDIA CORP	$25,740.0	$3,761,643.6
		679580100	OLD DOMINION FREIGHT LINES INC	$2,446.0	$694,125.9
		70614W100	PELOTON INTERACTIVE INC CL A	$87,538.0	$695,051.7
		76954A103	RIVIAN AUTOMOTIVE INC	$145,660.0	$2,684,513.8
		778296103	ROSS STORES INC	$39,403.0	$4,573,506.2
		79466L302	SALESFORCE INC	$20,755.0	$2,751,905.5
		81762P102	SERVICENOW INC	$7,677.0	$2,980,748.8
		863667101	STRYKER CORP	$19,450.0	$4,769,719.3
		88339J105	TRADE DESK INC	$13,524.0	$606,280.9
		91324P102	UNITEDHEALTH GROUP INC	$18,499.0	$9,807,799.8
		92532F100	VERTEX PHARMACEUTICALS INC	$6,663.0	$1,924,141.1
		92826C839	VISA INC CL A	$23,602.0	$4,903,551.5
		B4BNMY3	ACCENTURE PLC CL A	$4,110.0	$1,096,712.4
		B908F01	ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHAR	$7,371.0	$4,027,514.4
		BFZ1K46	SPOTIFY TECHNOLOGY SA	$13,232.0	$1,044,666.4
					$189,296,029.7
		262006208	Dreyfus Government Cash Mgmt Instl	$529,086.1	$530,902.4
		76105Y109	T ROWE PRICE GOVERNMENT RESERVE INVESTMENT FUND	$3,986,445.4	$3,998,552.0
					$4,529,454.3
					$193,920,125.2
CAPITAL ONE VIC CAP SMID	$207,404,450.1	CASH	(CASH)	$(406,665.1)	$(406,665.1)
					$(406,665.1)
		00766T100	AECOM	$21,540.0	$1,829,392.2
		011659109	ALASKA AIR GROUP INC	$31,325.0	$1,345,095.5
		018522300	ALLETE INC	$27,957.0	$1,803,506.1
		025932104	AMERICAN FINL GROUP INC OHIO	$13,788.0	$1,892,816.6
		03674X106	ANTERO RES CORP	$42,952.0	$1,331,082.5

Capital One Financial Corporation Associate Savings Plan

03750L109	APARTMENT INCOME REIT CORP CL A	$62,331.0	$2,138,576.6
03852U106	ARAMARK	$46,320.0	$1,914,868.8
04316A108	ARTISAN PARTNERS ASSET MANAGEMENT INC A	$46,256.0	$1,373,803.2
043436104	ASBURY AUTOMOTIVE GROUP INC	$8,642.0	$1,549,078.5
047649108	ATKORE INC	$8,642.0	$980,175.6
04911A107	ATLANTIC UN BANKSHARES CORP	$52,356.0	$1,839,789.8
054540208	AXCELIS TECHNOLOGIES INC	$15,377.0	$1,220,318.7
05550J101	BJS WHSL CLUB HLDGS INC	$19,126.0	$1,265,376.2
05605H100	BWX TECHNOLOGIES INC	$30,181.0	$1,752,912.5
062540109	BANK HAWAII CORP	$25,861.0	$2,005,779.2
077454106	BELDEN INC	$20,650.0	$1,485,767.5
084423102	BERKLEY (WR) CORP	$16,902.0	$1,226,578.1
08579W103	BERRY GLOBAL GROUP INC	$30,562.0	$1,846,861.7
092113109	BLACK HILLS CORP	$21,985.0	$1,546,424.9
09257W100	BLACKSTONE MORTGAGE TR CL A	$71,135.0	$1,550,031.7
094235108	BLOOMIN BRANDS INC	$80,567.0	$1,621,008.0
117043109	BRUNSWICK CORP	$17,855.0	$1,286,988.4
12008R107	BUILDERS FIRSTSOURCE	$20,051.0	$1,300,908.9
127190304	CACI INTERNATIONAL INC	$5,465.0	$1,642,724.4
127203107	CACTUS INC CL A	$30,944.0	$1,555,245.4
12769G100	CAESARS ENTERTAINMENT INC	$24,272.0	$1,009,715.2
171779309	CIENA CORP	$37,933.0	$1,933,824.3
17243V102	CINEMARK HOLDINGS INC	$76,945.0	$666,343.7
17888H103	CIVITAS RESOURCES INC	$22,493.0	$1,303,019.5
184496107	CLEAN HARBORS INC	$14,551.0	$1,660,560.1
20854L108	CONSOL ENERGY INC - W/I	$24,463.0	$1,590,095.0
222070203	COTY INC CL A	$231,534.0	$1,981,931.0
224441105	CRANE NXT CO	$16,076.0	$1,614,834.2
231561101	CURTISS WRIGHT CORPORATION	$11,692.0	$1,952,447.1
23355L106	DXC TECHNOLOGY CO	$69,892.0	$1,852,138.0
2353058	FLEX LTD	$103,059.0	$2,211,646.1
254543101	DIODES INC	$16,775.0	$1,277,248.5
27579R104	EAST WEST BANCORP INC	$25,098.0	$1,653,958.2
29084Q100	EMCOR GROUP INC	$9,976.0	$1,477,545.4
29261A100	ENCOMPASS HEALTH CORP	$28,974.0	$1,737,281.0

Capital One Financial Corporation Associate Savings Plan

29355X107	ENPRO INDUSTRIES INC	$13,409.0	$1,457,424.2
298736109	EURONET WORLDWIDE INC	$18,490.0	$1,745,086.2
302941109	FTI CONSULTING INC	$10,683.0	$1,696,460.4
313745101	FEDERAL REALTY INVESTMENT TR	$21,349.0	$2,180,159.9
314211103	FEDERATED HERMES INC	$29,830.0	$1,083,127.3
31847R102	FIRST AMERICAN FINANCIAL CORP	$24,526.0	$1,283,690.8
32054K103	FIRST INDUSTRIAL REALTY TRUST	$49,800.0	$2,418,039.0
344849104	FOOT LOCKER INC	$38,697.0	$1,462,359.6
346375108	FORMFACTOR INC	$52,801.0	$1,173,766.2
349853101	FORWARD AIR CORP	$10,795.0	$1,132,287.6
36467J108	GAMING AND LEISURE PROPRTI INC	$38,734.0	$2,017,654.1
393222104	GREEN PLAINS INC	$40,982.0	$1,249,951.0
393657101	GREENBRIER COMPANIES INC	$39,647.0	$1,329,363.9
410867105	HANOVER INSURANCE GROUP INC	$9,911.0	$1,339,273.4
431284108	HIGHWOODS PROPERTIES INC	$60,221.0	$1,684,983.6
44107P104	HOST HOTELS & RESORTS INC	$111,000.0	$1,817,070.0
443201108	HOWMET AEROSPACE INC	$51,847.0	$2,043,290.3
444097109	HUDSON PACIFIC PROPERTIES INC	$88,890.0	$864,899.7
446413106	HUNTINGTON INGALLS INDUSTRIES INC	$5,405.0	$1,246,825.4
449253103	IAA INC	$33,103.0	$1,324,120.0
45073V108	ITT INC	$23,572.0	$1,911,689.2
46333X108	IRONWOOD PHARMA CL A (PEND)	$129,427.0	$1,603,600.5
466313103	JABIL INC	$25,830.0	$1,761,606.0
48203R104	JUNIPER NETWORKS INC	$65,380.0	$2,089,544.8
48242W106	KBR INC	$29,990.0	$1,587,070.8
49714P108	KINSALE CAPITAL GROUP INC	$5,146.0	$1,345,781.9
497266106	KIRBY CORP	$23,826.0	$1,533,203.1
499049104	KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC	$31,625.0	$1,657,466.3
531229854	LIBERTY FORMULA ONE-C	$23,000.0	$1,374,940.0
535919500	LIONS GATE ENTERTAINMENT CORP B	$100,454.0	$545,465.2
552848103	MGIC INVESTMENT CORP	$98,801.0	$1,284,413.0
55303J106	MGP INGREDIENTS INC	$12,580.0	$1,338,260.4
55306N104	MKS INSTRUMENTS INC	$19,506.0	$1,652,743.4
554489104	VERIS RESIDENTIAL INC	$59,816.0	$952,868.9
55616P104	MACYS INC	$61,759.0	$1,285,050.4
556269108	STEVEN MADDEN LTD	$42,072.0	$1,344,621.1

Capital One Financial Corporation Associate Savings Plan

58463J304	MEDICAL PPTY TR INC	$130,316.0	$1,489,511.9
60871R209	MOLSON COORS BEVERAGE CO B	$30,879.0	$1,590,886.1
65336K103	NEXSTAR MEDIA GROUP INC	$8,514.0	$1,490,205.4
670704105	NUVASIVE INC	$28,528.0	$1,176,494.7
67098H104	O-I GLASS INC	$104,710.0	$1,735,044.7
674215207	CHORD ENERGY CORP	$9,277.0	$1,269,186.4
680665205	OLIN CORP	$38,186.0	$2,021,566.8
68622V106	ORGANON & CO	$67,668.0	$1,889,967.2
688239201	OSHKOSH CORP	$15,630.0	$1,378,409.7
69327R101	PDC ENERGY INC	$19,506.0	$1,238,240.9
693656100	PVH CORP	$22,810.0	$1,610,157.9
695156109	PACKAGING CORP OF AMERICA	$14,169.0	$1,830,068.0
71377A103	PERFORMANCE FOOD GROUP CO	$28,846.0	$1,684,317.9
74112D101	PRESTIGE CONSUMER HEALTHCARE INC	$17,282.0	$1,081,853.2
743312100	PROGRESS SOFTWARE CORP	$29,418.0	$1,484,138.1
743606105	PROSPERITY BANCSHARES INC	$32,849.0	$2,405,532.3
745867101	PULTEGROUP INC	$45,135.0	$2,060,963.9
751212101	RALPH LAUREN CORP	$19,569.0	$2,082,533.0
759351604	REINSURANCE GROUP OF AMERICA	$10,737.0	$1,525,620.3
759509102	RELIANCE STEEL & ALUMINUM CO	$7,433.0	$1,504,736.5
78709Y105	SAIA INC	$8,001.0	$1,677,649.7
81619Q105	SELECT MEDICAL HLDGS CORP	$42,507.0	$1,055,448.8
82981J109	SITE CENTERS CORP	$123,266.0	$1,698,260.2
840441109	SOUTHSTATE CORP	$27,678.0	$2,113,492.1
858119100	STEEL DYNAMICS INC	$20,268.0	$1,987,074.7
860630102	STIFEL FINANCIAL CORP	$23,000.0	$1,342,510.0
87161C501	SYNOVUS FINANCIAL CORP.	$73,704.0	$2,792,644.6
876030107	TAPESTRY INC	$50,131.0	$1,908,988.5
88033G407	TENET HEALTHCARE CORP	$29,672.0	$1,447,696.9
887389104	TIMKEN CO	$21,158.0	$1,495,235.9
894164102	TRAVEL+LEISURE CO	$30,498.0	$1,110,127.2
902681105	UGI CORP NEW	$47,399.0	$1,774,144.6
91336L107	UNIVAR INC	$50,392.0	$1,602,465.6
91529Y106	UNUM GROUP	$50,385.0	$2,067,296.6
919794107	VALLEY NATL BANCORP	$153,065.0	$1,748,002.3
92343X100	VERINT SYSTEMS INC	$44,985.0	$1,632,055.8
926400102	VICTORIA'S SECRET & CO	$31,133.0	$1,113,938.7
92839U206	VISTEON CORP	$13,533.0	$1,770,522.4
92840M102	VISTRA CORP	$65,063.0	$1,509,461.6
929089100	VOYA FINANCIAL INC	$25,987.0	$1,597,940.6

Capital One Financial Corporation Associate Savings Plan

		929740108	WESTINGHOUSE AIR BRAKE TECH CORP	$13,470.0	$1,344,440.7
		95082P105	WESCO INTERNATIONAL INC	$12,008.0	$1,503,401.6
		957638109	WESTERN ALLIANCE BANCORP	$34,119.0	$2,032,127.6
		960413102	WESTLAKE CORP	$17,600.0	$1,804,704.0
		97650W108	WINTRUST FINANCIAL CORP	$20,713.0	$1,750,662.8
		B3CTNK6	SIGNET JEWELERS LTD	$24,843.0	$1,689,324.0
		B4Q5ZN4	JAZZ PHARMA PLC	$10,865.0	$1,730,903.2
		B9CGTC3	NORWEGIAN CRUISE LINE HLDGS LTD	$96,641.0	$1,182,885.8
		BGH1M56	PERRIGO CO PLC	$56,739.0	$1,934,232.5
		BLS09M3	PENTAIR PLC	$34,119.0	$1,534,672.6
		BYMT0J1	LIVANOVA PLC	$29,418.0	$1,633,875.7
					$201,181,478.2
		HHD822000	BNY COLLECTIVE US GOVT STIF 15 BPS	$6,814,117.6	$6,836,191.6
					$6,836,191.6
					$207,611,004.8
CAPITAL ONE WILLIAM SMID	$161,907,416.0	CASH	(CASH)	$(10,786.1)	$(10,786.1)
					$(10,786.1)
		00404A109	ACADIA HEALTHCARE CO INC	$33,754.0	$2,778,629.3
		00790R104	ADVANCED DRAINAGE SYSTEMS INC	$20,030.0	$1,641,859.1
		011642105	ALARM.COM HOLDINGS INC	$31,408.0	$1,554,067.8
		03990B101	ARES MANAGEMENT CORP CL A	$25,863.0	$1,770,063.7
		05464C101	AXON ENTERPRISE INC	$23,903.0	$3,966,224.8
		05605H100	BWX TECHNOLOGIES INC	$80,633.0	$4,683,164.6
		09627Y109	BLUEPRINT MEDICINES CORP	$14,236.0	$623,679.2
		109696104	BRINKS CO	$52,395.0	$2,814,135.5
		114340102	AZENTA INC	$20,401.0	$1,187,746.2
		12008R107	BUILDERS FIRSTSOURCE	$59,218.0	$3,842,063.8
		122017106	BURLINGTON STORES INC	$9,686.0	$1,963,933.4
		125269100	CF INDUSTRIES HOLDINGS INC	$21,713.0	$1,849,947.6
		14316J108	CARLYLE GROUP INC (THE)	$41,836.0	$1,248,386.2
		147448104	CASELLA WASTE SYS INC CL A	$24,112.0	$1,912,322.7
		15687V109	CERTARA INC	$74,268.0	$1,193,486.8
		159864107	CHARLES RIVER LABS INTL INC	$9,130.0	$1,989,427.0
		16115Q308	CHART INDUSTRIES INC	$20,893.0	$2,407,500.4
		16359R103	CHEMED CORP	$7,306.0	$3,729,201.6
		192422103	COGNEX CORP	$32,501.0	$1,531,122.1
		2158684	CAMECO CORP	$132,828.0	$3,011,210.8

Capital One Financial Corporation Associate Savings Plan

228368106	CROWN HOLDINGS INC	$38,866.0	$3,195,173.9
24790A101	DENBURY INC	$19,279.0	$1,677,658.6
268150109	DYNATRACE INC	$66,231.0	$2,536,647.3
29261A100	ENCOMPASS HEALTH CORP	$57,130.0	$3,425,514.8
29362U104	ENTEGRIS INC	$23,239.0	$1,524,246.0
298736109	EURONET WORLDWIDE INC	$33,296.0	$3,142,476.5
35138V102	FOX FACTORY HOLDING CORP	$21,176.0	$1,931,886.5
358039105	FRESHPET INC	$20,689.0	$1,091,758.5
379577208	GLOBUS MEDICAL INC	$25,156.0	$1,868,336.1
40171V100	GUIDEWIRE SOFTWARE INC	$23,654.0	$1,479,794.2
40637H109	HALOZYME THERAPEUTICS INC	$46,737.0	$2,659,335.3
42226A107	HEALTHEQUITY INC	$44,445.0	$2,739,589.8
422806208	HEICO CORP CL A	$15,909.0	$1,906,693.7
457669307	INSMED INC	$47,615.0	$951,347.7
457730109	INSPIRE MEDICAL SYSTEMS INC	$11,622.0	$2,927,349.4
45784P101	INSULET CORP	$4,999.0	$1,471,655.6
513847103	LANCASTER COLONY CORP	$12,402.0	$2,446,914.6
527064109	LESLIE'S INC	$148,761.0	$1,816,371.8
533900106	LINCOLN ELECTRIC HLDGS INC	$9,301.0	$1,349,854.1
538034109	LIVE NATION ENTERTAINMENT INC	$18,977.0	$1,323,456.0
55306N104	MKS INSTRUMENTS INC	$12,710.0	$1,076,918.3
573284106	MARTIN MARIETTA MATERIALS INC	$8,325.0	$2,813,600.3
589378108	MERCURY SYSTEMS INC	$67,684.0	$3,028,182.2
589889104	MERIT MEDICAL SYSTEMS INC	$44,021.0	$3,108,763.0
60937P106	MONGODB INC CL A	$6,199.0	$1,220,211.2
636518102	NATIONAL INSTRUMENT CORP	$63,046.0	$2,326,397.4
63845R107	NATIONAL VISION HOLDINGS INC	$82,642.0	$3,203,203.9
644393100	NEW FORTRESS ENERGY INC	$45,962.0	$1,949,708.0
653656108	NICE LTD SPON ADR	$11,022.0	$2,119,530.6
67000B104	NOVANTA INC	$15,104.0	$2,052,180.5
69553P100	PAGERDUTY INC	$70,563.0	$1,874,153.3
70975L107	PENUMBRA INC	$15,504.0	$3,449,019.8
71377A103	PERFORMANCE FOOD GROUP CO	$60,632.0	$3,540,302.5
72703H101	PLANET FITNESS INC CL A	$31,150.0	$2,454,620.0
73278L105	POOL CORP	$8,437.0	$2,550,758.2
74624M102	PURE STORAGE INC CL A	$58,198.0	$1,557,378.5
759916109	REPLIGEN	$9,881.0	$1,672,952.1
76156B107	REVOLVE GROUP INC	$64,326.0	$1,431,896.8

Capital One Financial Corporation Associate Savings Plan

		82489W107	SHOALS TECHNOLOGIES GROUP INC	$54,111.0	$1,334,918.4
		83417M104	SOLAREDGE TECHNOLOGIES INC	$9,720.0	$2,753,384.4
		89531P105	TREX CO INC	$41,987.0	$1,777,309.7
		90184D100	TWIST BIOSCIENCE CORP	$26,834.0	$638,917.5
		922280102	VARONIS SYSTEMS INC	$88,431.0	$2,117,038.1
		928254101	VIRTU FINANCIAL INC- CL A	$114,143.0	$2,329,658.6
		957638109	WESTERN ALLIANCE BANCORP	$34,525.0	$2,056,309.0
		971378104	WILLSCOT MOBILE MINI HOLDINGS CORP	$27,302.0	$1,233,231.3
		977852102	WOLFSPEED INC	$14,914.0	$1,029,662.6
		98311A105	WYNDHAM HOTELS & RESORTS INC	$43,426.0	$3,096,708.1
		B23DBK6	GENPACT LTD	$33,584.0	$1,555,610.9
		B44VQM0	WHITECAP RESOURCES INC	$297,127.0	$2,370,213.2
		B7KH3G6	AMBARELLA INC	$17,309.0	$1,423,319.1
		BDSFG98	TECHNIPFMC PLC	$252,321.0	$3,075,793.0
		BJQ0C55	FIRSTSERVICE CORP	$12,324.0	$1,512,801.8
		JPA153000	ABIOMED INC CVR	$6,249.0	$6,374.0
					$156,905,259.1
		262006208	Dreyfus Government Cash Mgmt Instl	$5,196,942.7	$5,214,024.2
					$5,214,024.2
					$162,108,497.2
		CAD	CANADIAN DOLLAR	$—	$—
					$—
					$—
Capital One Stock Fund	$293,801,427.8	14040H105	CAPITAL ONE FINANCIAL CORP	$3,064,154.0	$284,843,755.8
					$284,843,755.8
		31607A703	FIMM MM Government Portfolio - Instl Cl	$8,933,300.6	$8,972,510.5
					$8,972,510.5
					$293,816,266.3
International Equity Fund	$357,063,923.7	02509D541	AMERICAN CENTURY NON-U.S. CONCENTRATED GROWTH (EAF	$4,944,604.3	$64,680,863.4
		04281W762	ARROWSTREET INTERNATIONAL EQUITY EAFE CIT CLASS M	$760,769.8	$115,960,711.2
		49N99X671	INVESTEC EM LLC	$517,300.3	$70,730,476.2
		80808J609	SCHRODER INTERNATIONAL MULTI-CAP VALUE TRUST M	$6,806,667.9	$89,303,483.2
					$340,675,534.0
		316146315	GLOBAL EX US INDEX	$1,313,894.7	$16,489,378.6
					$16,489,378.6
					$357,164,912.6
Stable Value Fund	$596,403,107.1	31607A703	FIMM MM Government Portfolio - Instl Cl	$19,621,228.0	$19,679,130.7

Capital One Financial Corporation Associate Savings Plan

					$19,679,130.7
		62454001	PRUDENTIAL INS CO AMERICA ACT		$100,281,427.5
		30099	MASSACHUSETTS MUTUAL WBS		$93,665,986.1
		38004	METROPOLITAN LIFE INC CO SICN		$101,383,037.1
		60119-VOYA	VOYA ACT		$91,570,753.3
		G-027257.01	PACIFIC LIFE INS CO ACT		$90,747,476.0
		MDA01269TR-00	TRANSAMERICA PREMIER LIFE ACT		$99,075,296.4
					$576,723,976.4
					$596,403,107.1
	$596,403,215.3	62454001	PRUDENTIAL INS CO AMERICA ACT		$100,281,427.5
		30099	MASSACHUSETTS MUTUAL WBS		$93,665,986.1
		38004	METROPOLITAN LIFE INC CO SICN		$101,383,037.1
		60119-VOYA	VOYA ACT		$91,570,753.3
		G-027257.01	PACIFIC LIFE INS CO ACT		$90,747,476.0
		MDA01269TR-00	TRANSAMERICA PREMIER LIFE ACT		$99,075,296.4
					$576,723,976.4
		SHORT TERM INVESTMENT FUND	FIDELITY STF		$19,679,238.9
					$19,679,238.9
					$596,403,215.3
State Street S&P 500® Index Non-Lending Series Fund	$1,495,950,216.1	21M99A952	SSGA S&P 500 NL SER A (CMM3)	$18,265,915.5	$1,495,960,210.8
					$1,495,960,210.8
					$1,495,960,210.8
U.S. Small / Mid Cap Equity Fund	$594,034,461.0	64234933	BLACKROCK RUSS 2500 INDEX FD	$766,450.7	$29,269,694.1
					$29,269,694.1
		FGD189000	CAPITAL ONE JACKSON SMID	$10,651,523.3	$107,857,325.4
		FGD190000	CAPITAL ONE RIVER RD SMID	$5,305,813.2	$87,795,291.0
		FGD192000	CAPITAL ONE WILLIAM SMID	$12,370,933.1	$161,923,143.2
		ICB482000	VICTORY CAPITAL SMID	$22,235,656.9	$207,191,851.2
					$564,767,610.9
					$594,037,305.0

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

Date: June 23, 2023	By:	/s/ PAMELA VENTURA
Pamela Ventura
on behalf of the Benefits Committee, as Plan Administrator